<u>EXHIBIT A</u>

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A Common Stock, par value $0.0001 per share, of Medline Inc., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. As contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement this 29th day of December 2025.

GIC PRIVATE LIMITED

By: /s/ Jo-Ann Khor Hey Ming
Name: Jo-Ann Khor Hey Ming
Title: Senior Vice President
Date: December 29, 2025

By: /s/ Lim Bee Peng
Name: Lim Bee Peng
Title: Senior Vice President
Date: December 29, 2025

GIC SPECIAL INVESTMENTS PTE. LTD.

By: /s/ Sensen Lin
Name: Sensen Lin
Title: Authorized Signatory for GIC SI
Date: December 29, 2025

HUX INVESTMENT PTE. LTD.

By: /s/ Suresh Bala
Name: Suresh Bala
Title: Director
Date: December 29, 2025